UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 7, 2015

CECO Environmental Corp.

(Exact Name of registrant as specified in its charter)

Delaware	000-7099	13-2566064
(State or other jurisdiction of in corporation)	(Commission File Number)	(IRS Employer Identification No.)

4625 Red Bank Road Cincinnati, OH		45227
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (513) 458-2600

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 7, 2015, CECO Environmental Corp., a Delaware corporation (“CECO”) issued a press release announcing its financial results for the three months ended March 31, 2015. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference. Additionally, on May 7, 2015, CECO held a conference call for investors to discuss its financial results for the three months ended March 31, 2015. A copy of investor presentation is furnished as Exhibit 99.2 to this report and is incorporated herein by reference.

The information in this Item 2.02, including the exhibit, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01 Other Events

The information set forth under Item 2.02 of this Current Report on Form 8-K is incorporated by reference in this Item 8.01.

Important Information for Investors and Stockholders

The information in this Form 8-K is not a substitute for the prospectus/proxy statement that CECO Environmental Corp. (“CECO”) and PMFG, Inc. (“PMFG”) will file with the SEC, which will include a prospectus with respect to shares of CECO common stock to be issued in the merger and a proxy statement of each of CECO and PMFG in connection with the merger between CECO and PMFG (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement will be sent or given to the stockholders of CECO and PMFG when it becomes available and will contain important information about the merger and related matters, including detailed risk factors. CECO’s AND PMFG’s SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Prospectus/Proxy Statement and other documents that will be filed with the SEC by CECO and PMFG will be available without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) CECO Environmental Corp. by mail at 4625 Red Bank Road Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations, by telephone at 800-333-5475 or by going to CECO’s Investor page on its corporate website at www.cecoenviro.com; or (2) PMFG, Inc. by mail at 14651 North Dallas Parkway Suite 500, Dallas, Texas 75254, Attention: Investor Relations, by telephone at 877-879-7634, or by going to PMFG, Inc.’s Investors page on its corporate website at www.pmfginc.com. A final proxy statement or proxy/prospectus statement will be mailed to stockholders of CECO and PMFG as of their respective record dates.

The information in this Form 8-K is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This Form 8-K is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

CECO and PMFG, and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of CECO is set forth in the proxy statement for CECO’s 2015 annual meeting of stockholders and CECO’s 10-K for the year ended December 31, 2014. Information about the directors and executive officers of PMFG is set forth in the proxy statement for PMFG’s 2014 annual meeting of shareholders and PMFG’s Form 10-K for the year ended June 28, 2014. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

Non-GAAP

CECO is providing non-GAAP historical financial measures within this Form 8-K as the Company believes that these figures are helpful in allowing individuals to better assess the ongoing nature of CECO’s core operations. A “non-GAAP financial measure” is a numerical measure of a company’s historical financial performance that excludes amounts that are included in the most directly comparable measure calculated and presented in the GAAP statement of operations.

Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP gross profit margin, non-GAAP operating margin, non-GAAP earnings per basic and diluted share and non-GAAP Adjusted EBITDA, as we present them in the financial data included in this press release, have been adjusted to exclude the effects of expenses related to property, plant equipment valuation adjustments, acquisition and integration expense activities including retention, legal, accounting, banking, amortization and contingent earn-out expenses, foreign currency re-measurement, legal reserves and the associated tax benefit of these charges. Management believes that these items are not necessarily indicative of the Company’s ongoing operations and their exclusion provides individuals with additional information to compare the company’s results over multiple periods. Management utilizes this information to evaluate its ongoing financial performance. Our financial statements may continue to be affected by items similar to those excluded in the non-GAAP adjustments described above, and exclusion of these items from our non-GAAP financial measures should not be construed as an inference that all such costs are unusual or infrequent.

Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP gross profit margin, non-GAAP operating margin, non-GAAP earnings per basic and diluted shares and non-GAAP Adjusted EBITDA are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP. As a result, you should not consider these measures in isolation or as a substitute for analysis of CECO’s results as reported under GAAP.

In accordance with the requirements of Regulation G issued by the Securities and Exchange Commission, non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP gross profit margin, non-GAAP operating margin, non-GAAP earnings per basic and diluted share and non-GAAP Adjusted EBITDA, stated in this Form 8-K present the most directly comparable GAAP financial measure and reconcile to the most directly comparable GAAP financial measures.

Safe Harbor for Forward-Looking Statements

Any statements contained in this Form 8-K other than statements of historical fact, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “target,” “project,” “should,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include, but are not limited to: our ability to successfully complete the acquisition of PMFG; our ability to successfully integrate acquired businesses and realize the synergies from acquisitions, including PMFG, as well as a number of factors related to our business including economic and financial market conditions generally and economic conditions in CECO’s service areas; dependence on fixed price contracts and the risks associated therewith, including actual costs exceeding estimates and method of accounting for contract revenue; fluctuations in operating results from period to period due to seasonality of the business; the effect of growth on CECO’s infrastructure, resources, and existing sales; the ability to expand operations in both new and existing markets; the potential for contract delay or cancellation; changes in or developments with respect to any litigation or investigation; the potential for fluctuations in prices for manufactured components and raw materials; the substantial amount of debt incurred in connection with our recent acquisitions and our ability to repay or refinance it or incur additional debt in the future; the impact of federal, state or local government regulations; economic and political conditions generally; and the effect of competition in the product recovery, air pollution control and fluid handling and filtration industries. These and other risks and uncertainties are discussed in more detail in CECO’s filings with the Securities and Exchange Commission, including our reports on Form 10-K and Form 10-Q. Many of these risks are beyond management’s ability to control or predict. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Investors are cautioned not to place undue reliance on such forward-looking statements as they speak only to our views as of the date the statement is made. All forward-looking statements attributable to CECO or persons acting on behalf of CECO are expressly qualified in their entirety by the cautionary statements and risk factors contained in this Form 8-K and CECO’s respective filings with the Securities and Exchange Commission. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, CECO undertakes no obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Title

99.1	Press Release, dated May 7, 2015.

99.2	Investor Presentation Slides, dated May 7, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 7, 2015	CECO Environmental Corp.

	By:	/s/ Edward J. Prajzner
Edward J. Prajzner
Chief Financial Officer